UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-12487

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST STATE BANCORPORATION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST STATE BANCORPORATION

7900 Jefferson NE

Albuquerque, NM 87109

REQUIRED INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2006

Notes to Financial Statements, December 31, 2006 and 2005

Supplemental Schedules:

Schedule 1 – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, Year ended December 31, 2006

Schedule 2 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2006

Exhibit:

23 – Consent of KPMG LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, as Plan Administrator and Trustee, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST STATE BANCORPORATION

Date:	June 26, 2007	By:	/s/ H. Patrick Dee
H. Patrick Dee
Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

Exhibit	Description

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Financial Statements and Schedules

December 31, 2006 and 2005

(With Independent Auditors’ Report Thereon)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Trustee

First State Bancorporation

  Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the First State Bancorporation Employee Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule 1 – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year ended December 31, 2006 and Schedule 2 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Albuquerque, New Mexico

June 22, 2007

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments (notes 4 and 6)	$16,025,121	13,018,250
Noninterest-bearing cash (note 6)	216,429	128,091

Total assets	$16,241,550	13,146,341

Liabilities
Accrued expenses	13,723	—

Total liabilities	13,723	—

Net assets available for benefits	$16,227,827	13,146,341

See accompanying notes to financial statements.

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets available for benefits attributed to:
Contributions:
Employee contributions	$2,129,481
Employer contributions	731,998
Employee rollovers	596,735

3,458,214

Investment income:
Interest income	25,931
Dividend income	197,953
Net appreciation in fair value of investments (note 4)	1,162,741

1,386,625

Transfer of assets from Ranchers Banks 401(k) Profit Sharing Plan (note 5)	313,131

Total additions	5,157,970

Deductions from net assets available for benefits attributed to:
Benefits paid	(1,970,636)
Administrative expenses	(105,848)

Total deductions	(2,076,484)

Net increase	3,081,486
Net assets available for benefits, beginning of year	13,146,341

Net assets available for benefits, end of year	$16,227,827

See accompanying notes to financial statements.

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of Plan

The following is a summary of the provisions of the First State Bancorporation Employee Savings Plan (the Plan). First State Bancorporation (the Company) sponsors the Plan. The Company serves as the administrator and trustee of the Plan. As trustee, the Company has engaged Nationwide Trust Company, FSB (Nationwide) as custodian of the Plan’s assets invested in mutual funds and the money market fund. Nationwide holds these assets and disburses benefits due to participants. The Company holds the Plan’s assets invested in the Company’s common stock and the noninterest-bearing checking account. The Company has engaged Pattison Pension Specialists (Pattison) to maintain detailed accounting records regarding individual participant accounts. Pattison submits a detailed accounting of participants’ balances to both the Company and the individual participants at the end of each calendar quarter and at plan year-end. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and have attained the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments of the Plan are directed by the participants.

(b)	Contributions

Each year, participants may contribute any percentage of their pretax annual compensation, as defined in the plan document. However, the Internal Revenue Service (IRS) limits individual participant contributions to $15,000 for the year ended December 31, 2006, which is exclusive of any catch-up contributions that may be permitted. In 2006, the IRS permitted catch-up contributions for participants age 50 or older of $5,000. The Company provides a matching contribution equal to 50% of the portion of the participant’s elective deferral, which does not exceed 6% of the participant’s annual compensation. Additional amounts may be contributed to the Plan at the option of the Company’s board of directors. No additional amounts were contributed for the year ended December 31, 2006.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, as defined in the plan document. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching and any discretionary contributions is based on years of service. A participant is not vested until they have obtained three years of credited service, at which time the participant becomes fully vested.

4	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Payment of Benefits

On termination of service due to death, disability, retirement, or other reason, participants with vested interests below $5,000 are paid a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Participants with vested interests in excess of $5,000 may elect to (i) maintain their vested interest in his or her account or (ii) receive benefits as a single lump-sum payment or as installments over a certain defined period not to exceed the participant’s life expectancy.

(f)	Forfeited Accounts

During 2006, forfeited accounts totaling $238 were used to reduce employer contributions. At December 31, 2006 and 2005, there were $67,800 and $16,900 of unallocated forfeited accounts, respectively.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in those net assets during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds and shares of the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The money market fund is stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

5	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. For the year ended December 31, 2006, administrative expenses of approximately $44,973 were paid by the Company and the remainder of expenses, $105,848, was paid by the Plan.

(e)	Benefit Payments

Amounts distributed to participants are recorded when paid.

(3)	Income Tax Status

The IRS has determined and informed the Company by a favorable determination letter dated November 11, 2002 that the Plan is qualified, and the trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC and, therefore, is exempt from income taxes.

(4)	Investments

The following investments represent 5% or more of net assets available for benefits at December 31:

	2006	2005
Mutual funds:
Dreyfus Premier Core Bond Fund A	$895,681	825,200
Gartmore S&P 500 Index Fund	—	710,977
Oppenheimer Global Fund A	1,020,433	739,251
Thornburg Value Fund Cls I	1,178,781	786,072
American Funds Growth Fund of America R3	1,202,312	892,764
VanKampen Growth and Income Fund A	1,612,241	1,357,254
First State Bancorporation common stock	6,302,819	5,420,612

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$157,142
Mutual funds	1,005,599

$1,162,741

6	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(5)	Plan Mergers

On January 10, 2006, the Company acquired 100% of the outstanding common shares of New Mexico Financial Corporation and its wholly owned subsidiary, Ranchers Banks. Ranchers Banks’ employees with 90 days of service as of January 10, 2006 became eligible to participate in the Plan effective January 10, 2006. The Ranchers Banks 401(k) Profit Sharing Plan was merged into the Plan effective October 31, 2006. Accordingly, the “Transfer from Ranchers Banks 401(k) Profit Sharing Plan” of $313,131 was recorded in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2006.

(6)	Related-Party Transactions

As of December 31, 2006 and 2005, the Plan held shares of the Company’s common stock. In 2006, the Plan received dividends from this common stock of $75,414. The Plan also held a noninterest-bearing checking account with the Company in 2006 and 2005. At December 31, 2006 and 2005, the balance in this account was $216,429 and $128,091, respectively.

The Plan’s investments in mutual funds and the money market fund are managed by the custodian, Nationwide. This relationship is considered a party in interest.

(7)	Nonexempt Transactions

The Company’s failure to timely remit participant contributions to the Plan during 2006 constituted a lending of such moneys to the Company. As such, these transactions represent nonexempt transactions between the Company and the Plan as identified in Schedule 1 – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2006. The interest on such deemed loans were paid to the Plan in April 2006.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

(9)	Reconciliation of Financial Statements to Form 5500

As of December 31, 2006, the Plan had $4,906 of pending distributions to participants who elected to withdraw from the Plan during the year ended December 31, 2006. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits.

7	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following table reconciles amounts per the financial statements to the Form 5500 as filed by the Company as of December 31, 2006:

	Benefits payable to participants	Benefits paid to participants	Net increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$—	1,970,636	3,081,486	16,227,827
Reversal of 2005 pending distributions	—	(1,500)	1,500	—
2006 pending distributions	4,906	4,906	(4,906)	(4,906)

Per Form 5500	$4,906	1,974,042	3,078,080	16,222,921

Schedule 1

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2006

(a) Identity of party involved	(b) Relationship to Plan employer or other party in interest	(c) Description of transactions, including maturity date, rate of interest, and maturity	(d) Amount loaned	(e) Interest incurred on loan
First State Bancorporation	Employer and sponsor	Employee contribution to Plan (contributions not timely remitted to the Plan as follows:	$3,429	37
		In 2006, there was an unintentional delay by the Company in submitting a 2006 employee deferral
		The late remittance was deemed a loan on February 2, 2006 and remitted to the Plan on April 5, 2006
		The interest was remitted on April 12, 2006)

See accompanying independent auditors’ report.

Schedule 2

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(e) Current value
	Dreyfus Premier Core Bond Fund A	Mutual fund – 62,591 shares	$895,681
	Thornburg Value Fund Cls I	Mutual fund – 29,580 shares	1,178,781
*	Gartmore S&P 500 Index Fund	Mutual fund – 66,340 shares	798,069
	Oppenheimer Global Fund A	Mutual fund – 13,882 shares	1,020,433
	Oppenheimer Main St Small Cap Fund A	Mutual fund – 29,421 shares	650,496
	Oppenheimer International Growth Fund A	Mutual fund – 27,023 shares	752,874
	AIM Dynamics Fund	Mutual fund – 22,047 shares	467,839
	American Funds Growth Fund of America R3	Mutual fund – 37,051 shares	1,202,312
	Goldman Sachs Short Dur Govt Fund A	Mutual fund – 52,345 shares	506,176
	VanKampen Growth and Income Fund A	Mutual fund – 73,018 shares	1,612,241
*	Gartmore Money Market Fund	Money market account – 598,941 units	637,400
*	First State Bancorporation	Common stock – 254,659 shares	6,302,819

			$16,025,121

*	Party-in-interest investment.

Information on cost of the investments is excluded as all investments are participant directed.

See accompanying independent auditors’ report.